ROCKWELL VENTURES INC. PERIOD ENDED AUGUST 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E    O F    C O N T E N T S

ROCKWELL VENTURES INC. PERIOD ENDED AUGUST 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1            Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Rockwell Ventures Inc. ("Rockwell", or the "Company") for the period ended August 31, 2004.

This MD&A is prepared as of October 26, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

1.2            Overview

Rockwell Ventures Inc. ("Rockwell", or the "Company") is engaged in the business of acquiring and exploring natural resource properties.

In January 2004, Rockwell optioned its Ricardo mineral property in Chile to Rio Tinto Mining and Exploration Ltd. ("Rio Tinto").

Currently, Rockwell is assessing new prospects for acquisition.

Ricardo Property, Chile

The Company holds a 100% interest in the Ricardo Property, a porphyry copper prospect located within the Calama Mining District, Chile. The property is situated on the West Fissure Fault, a structural trend that hosts a number of porphyry copper deposits, including Corporación Nacional del Cobre de Chile's ("Codelco", Chile's national mining company) Chuquicamata Mine. The Company is optimistic that further exploration work, financed by Rockwell or in conjunction with other partners, will identify one or more deposits on the Ricardo Property, of which to date none have been identified.

Rockwell's wholly-owned subsidiary Minera Ricardo Resources Inc. SA ("Minera Ricardo") has obtained a provisory mining easement and has applied for two other easements in an attempt to protect the Company's mining rights and to receive fair compensation from Codelco. Rockwell continues its litigation; however it hopes to negotiate settlement with Codelco to resolve the impasse.

In early January 2004, Minera Ricardo signed a Letter of Understanding with Rio Tinto, whereby Rio Tinto can acquire a 100% interest in a majority of the claims (about 15,760 hectares) that make up the Ricardo property. Under the Letter of Understanding, to obtain its interest, Rio Tinto must make annual option payments over a four-year period totalling US$6 million. To keep the option in good standing, Rio Tinto must also spend US$4 million on exploration on the property during the four years and pay all property taxes and property maintenance costs. The first year's expenditure requirement is US$250,000 including 2000 metres of drilling and payment of US$150,000. Rockwell will retain a 1% net smelter royalty ("NSR"), with Rio Tinto also having the option to purchase the first 0.5% of the NSR for US$5 million and the remaining 0.5% of the NSR for US$7 million.

Rio Tinto has carried out 4,602 meters of drilling, distributed in 8 vertical (combined Reverse Circulation and Diamond) holes on the Ricardo Project. The drilling focused on potential porphyry copper targets. Results are being reviewed and a report developed.

ROCKWELL VENTURES INC. PERIOD ENDED AUGUST 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Market Trends

According to a recent report by Bloomberg, copper stockpiles have dropped by 83% in the past year as supply from the world's largest copper mines has decreased while demand from China and the USA has increased. Copper prices reached a 15 year high of US$1.46 per pound in mid-October, and have averaged US$1.27 per pound in the year to date.

ROCKWELL VENTURES INC. PERIOD ENDED AUGUST 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3            Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
Balance Sheets	May 31, 2004	May 31, 2003	May 31, 2002
Current assets	$1,895,141	$121,756	$597,889
Mineral properties	46,857	46,857	46,857
Other assets	32,190	28,935	70,000
Total assets	1,974,188	197,548	714,746

Current liabilities	33,406	256,003	103,787
Shareholders' equity (deficiency)	1,940,782	(58,455)	610,959
Total liabilities	$1,974,188	$197,548	$714,746

	Year ended	Year ended	Year ended
Operations	May 31, 2004	May 31, 2003	May 31, 2002
Exploration	$525,619	$482,256	$1,221,271
Legal, accounting and audit	48,402	25,297	131,407
Office and administration	325,178	242,081	345,643
Shareholder communications	16,987	55,519	32,013
Travel and conference	49,325	34,125	33,883
Trust and filing	33,139	8,734	21,104
Subtotal	998,650	848,012	1,785,321
Foreign exchange loss (gain)	(34,856)	(12,936)	831
Loss (gain) on sale of marketable securities	(9,645)	–	1,298
Interest income	(28,151)	(2,368)	(4,086)
Other	25,000	21,600	(30,000)
Subtotal	950,998	854,308	1,753,364
Stock-based compensation	445,020	–	–
Loss for the period	1,396,018	854,308	1,753,364

Basic and diluted loss per common share	(0.02)	(0.02)	(0.04)

Weighted average number of common shares outstanding	70,978,179	54,949,229	46,862,339

ROCKWELL VENTURES INC. PERIOD ENDED AUGUST 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4            Results of Operations

Loss for the quarter ended August 31, 2004 decreased to $278,000 from the loss of $570,000 in the previous quarter. The loss during the previous quarter was largely due to the termination of the option on the Royce Claims in the Northwest Territories. The loss in the current quarter is an increase over the $128,000 loss in the first quarter of fiscal 2004 primarily due to a write-down of marketable securities in the current quarter.

Expenses in the first quarter of fiscal 2005, excluding stock-based compensation, foreign exchange, and interest decreased to $152,901, as compared to $498,634 in the fourth quarter of fiscal 2004 and increased as compared to $128,905 in the first quarter of fiscal 2004. Exploration expenses, excluding stock-based compensation, for the period ended August 31, 2004 were $83,644 as compared to $383,871 for the fourth quarter of fiscal 2004. The main expense increase over the first quarter of fiscal 2004 was for office and administration (2005 - $62,515; 2004 - $45,951).

Exploration expenses in the first quarter of fiscal 2005 were comparable to exploration expenses in the first quarter of fiscal 2004. The main exploration expenditures for the quarter was for site activities at the Ricardo Property (2005 – $45,867; 2004 – $47,639) and geological costs of $32,009 mainly comprised of the cost for a completion of a geophysical survey on the Royce Claims.

ROCKWELL VENTURES INC. PERIOD ENDED AUGUST 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5            Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Minor differences are due to rounding.

	Aug 31	May 31	Feb 29	Nov 30	Aug 31	May 31	Feb 28	Nov 30
	2004	2004	2004	2003	2003	2003	2003	2002
Current assets	1,611	1,895	2,967	89	93	122	137	349
Mineral properties	47	47	97	47	47	47	47	47
Other assets	32	32	29	29	29	29	33	105
Total assets	1,690	1,974	3,093	165	169	198	217	501

Current liabilities	22	33	666	472	355	256	60	13
Shareholders' equity	1,668	1,941	2,428	(308)	(186)	(58)	157	488
(deficiency)
Total liabilities and,	1,690	1,974	3,093	164	169	198	217	501
shareholders' equity

Working capital (deficit)	1,589	1,861	2,302	(383)	(262)	(134)	77	336

Expenses
Legal, accounting and audit	2	18	15	14	1	12	6	7
Office and administration	63	73	109	97	46	56	74	58
Shareholder communications	1	2	8	6	–	–	43	6
Travel and conference	3	20	29	–	–	22	–	–
Trust and filing	1	2	22	8	1	(2)	6	4
Subtotal	69	115	185	125	48	88	129	75
Exploration	84	384	(18)	79	80	120	217	91
Subtotal	153	499	167	204	128	208	346	166
Foreign exchange loss (gain)	15	(13)	(22)	–	1	1	(15)	1
Gain on sale of marketable	–	(10)	–	–	–	–	–	–
securities
Interest income	(6)	(12)	(15)	–	(2)	–	–	(1)
Write down of marketable	111	25	–	–	–	5	–	–
securities
Subtotal	273	489	130	204	127	214	331	166
Stock-based compensation	5	81	364	–	–	–	–	–
Loss for the period	278	570	494	204	127	214	331	166

Basic and diluted loss per	(0.00)	(0.01)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)
share

Weighted average number of
common shares outstanding
(thousands)	92,826	70,978	80,437	55,208	55,199	54,949	55,199	55,199

ROCKWELL VENTURES INC. PERIOD ENDED AUGUST 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6            Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At August 31, 2004, the Company had working capital of approximately $1.6 million, which is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

On December 31, 2003, the Company completed a private placement which included $1,380,000 in flow-through financing. At August 31, 2004, the Company was committed to incur prior to December 31, 2004, on a best-efforts basis, approximately $568,000 in remaining qualifying Canadian exploration expenditures pursuant to this flow-through private equity placement

1.7            Capital Resources

The Company had no commitments for capital expenditures as of August 31, 2004.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8            Off-Balance Sheet Arrangements

None.

1.9            Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management services for, and incurs third party costs on behalf of the Company. Rockwell reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company decreased to $31,676 in the first quarter of fiscal 2005, as compared to $115,023 in last quarter of fiscal 2004 and $47,650 in the comparable quarter of fiscal 2004.

During the period ended August 31, 2004, the Company paid $822 to Gordon J. Fretwell Law Corporation, a private company controlled by a director of the Company.

ROCKWELL VENTURES INC. PERIOD ENDED AUGUST 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

During the period ended August 31, 2004, the Company paid $3,459 to Euro-American Capital Corporation, a private company controlled by a director of the Company.

1.10           Fourth Quarter

Not applicable.

1.11           Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12           Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13           Changes in Accounting Policies including Initial Adoption

None.

1.14           Financial Instruments and Other Instruments

None.

1.15           Other MD&A Requirements

1.15.1        Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2        Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

               The required disclosure is presented in note 3(f) and 5 of the accompanying financial statements.

(b) expensed research and development costs;

               Not applicable.

(c) deferred development costs;

               Not applicable.

(d) general and administration expenses;

               The required disclosure is presented in the Consolidated Statements of Operations.

ROCKWELL VENTURES INC. PERIOD ENDED AUGUST 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

               None.

1.15.3        Disclosure of Outstanding Share Data

The following details the share capital structure as at October 26, 2004, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				93,138,275

Share purchase options	April 6, 2005	$0.16	50,000
	July 29, 2005	0.10	30,000
	May 20, 2005	0.10	45,000
	May 20, 2005	0.12	25,500
	May 20, 2005	0.15	4,920,000
	May 20, 2005	0.16	45,000
	May 19, 2006	0.08	120,000	5,235,500

Warrants	December 31, 2005	0.10	37,187,500	37,187,500

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

The Company's auditors have not reviewed this MD&A or the unaudited quarterly financial statements to which this MD&A relates.